Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 10, 2003

Diageo plc
(Exact name of registrant as specified in its charter)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): __________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______	No ✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-14100) OF DIAGEO PLC, DIAGEO INVESTMENT CORPORATION AND DIAGEO CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

23 Dec 2002

Diageo signs agreement with Pernod Ricard to mark the end of the integration of Seagram spirits and wine

Diageo plc confirms that on Saturday 21 December, it signed an agreement with Pernod Ricard that marks the end of the year-long working relationship to restructure the Seagram spirits and wine business.

The new agreement signals compliance with all the regulatory requirements, which were outlined when Diageo and Pernod Ricard jointly acquired the Seagram spirits and wine business on the 21 December 2001. This completes the disposal of all brands that were originally identified for onward sale, and the integration of agreed brands into Diageo and Pernod Ricard.

The acquisition of the Seagram’s business has significantly strengthened Diageo’s position as the world’s leading premium drinks business. Diageo now owns Captain Morgan, Crown Royal, Seagram’s 7, Seagram’s VO and Sterling Vineyards, and the super premium tequila brand Don Julio.

Speaking of the acquisition, Shaun Parker, Director, Seagram Transition said:

‘The integration of Seagram’s brands and people into the Diageo business has been incredibly successful. This year has seen a number of important developments for Diageo, and we are pleased with the performance of the brands we have acquired.

‘The signing of the agreement today means that we will no longer work closely with Pernod Ricard in relation to the Seagram acquisition. We will continue to be robust competitors, and only work together concerning agreed Seagram issues which cannot be concluded immediately.’

Over 2000 Seagram employees have made the transition into the Diageo business, and have helped to ensure the brands have been integrated into the businesses smoothly and efficiently.

Media enquiries to:
Isabelle Thomas
+44 (0)20 7927 5967
media@diageo.com

Investor enquiries to:
Sarah Pollard
+44 (0)20 7927 4250
investor.rel@diageo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc (Registrant)

Dated: January 10, 2003	By:	/s/ J Nicholls

Name: John Nicholls Title: Deputy Secretary